As filed with the United States Securities and Exchange Commission on March 29, 2019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
POST-EFFECTIVE AMENDMENT NO. 1 TO
FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS
adidas AG

 (Exact name of issuer of deposited securities as specified in its charter)
N/A
(Translation of issuer’s name into English)
Federal Republic of Germany
(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS
 (Exact name of depositary as specified in its charter)
60 Wall Street
New York, New York 10005
(212) 250-9100
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)
Paul Ehrlich
adidas, North America, Inc.
5055 N. Greeley
Portland, Oregon 97217
(971) 234-2394

 (Address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Deutsche Bank Trust Company Americas
60 Wall Street
New York, New York 10005
(212) 250-9100

It is proposed that this filing become effective under Rule 466:	☐	immediately upon filing.
	☐	on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box: ☐

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing a specified number of ordinary shares of adidas AG	n/a	n/a	n/a	n/a
* Each unit represents one American Depositary Share.
**        Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

This Post-Effective Amendment to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I
INFORMATION REQUIRED IN PROSPECTUS
PROSPECTUS
The prospectus consists of the proposed form of American Depositary Receipt, included as Exhibit A to the Form of Amendment No. 1 to Deposit Agreement filed as Exhibit (a)(ii) to this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 and incorporated herein by reference.
Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED
CROSS REFERENCE SHEET
Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of depositary and address of its principal executive office		Face of Receipt, Introductory article and bottom center

2.	Title of Receipts and identity of deposited securities Terms of Deposit:		Face of Receipt, Top center

	(i)	The amount of deposited securities represented by one American Depositary Share	Face of Receipt, Upper right corner and introductory paragraph

	(ii)	The procedure for voting, if any, the deposited securities	Articles (15), (16) and (18)

	(iii)	The collection and distribution of dividends	Articles (4), (12), (13), (15) and (18)

	(iv)	The transmission of notices, reports and proxy soliciting material	Articles (11), (15), (16) and (18)

	(v)	The sale or exercise of rights	Articles (13), (14), (15) and (18)

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles (12), (13), (15), (17) and (18)

	(vii)	Amendment, extension or termination of the deposit arrangements	Articles (20) and (21) (no provision for extensions)

	(viii)	Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article (11)

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Articles (2), (3), (4), (5), (6) and (22)

	(x)	Limitation upon the liability of the depositary	Articles (14), (18), (19) and (21)

3.	Fees and charges which may be imposed directly or indirectly against holders of Receipts		Article (7)

Item 2.	AVAILABLE INFORMATION	Article (11)

(a) As set forth in Article (11) of the Form of Receipt constituting the prospectus included herein, adidas AG publishes information in English required to maintain the exemption from registration under Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act of 1934") on its Internet Web site (http://www.adidas-group.com) or through an electronic information delivery system generally available to the public in its primary trading market.
PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 3.	EXHIBITS
(a)
Form of Second Amended and Restated Deposit Agreement, dated as of January   , 2010, by and among adidas AG, Deutsche Bank Trust Company Americas, as depositary (the “Depositary”), and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (including the form of American Depositary Receipt to be issued thereunder, attached as Exhibit A thereto). – Previously filed as Exhibit (a) to Registration Statement No. 333-164194 and incorporated herein by reference.

(a)(ii)	Form of Amendment No. 1 to Deposit Agreement (including the form of Depositary Receipt to be issued thereunder, attached as Exhibit A thereto). – Filed herewith as Exhibit (a)(ii).
(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. – Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the Company in effect at any time within the last three years. – Not Applicable.
(d)	Opinion of counsel to the Depositary as to the legality of the securities being registered. – Previously filed.
(e)	Certification under Rule 466. – Not applicable.
(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. – As set forth on the signature pages hereto.
Item 4.	UNDERTAKINGS
(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an American Depositary Receipt 30 days before any change in the fee schedule.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the Amended and Restated Deposit Agreement, to be amended by  Amendment No. 1 to Deposit Agreement by and among adidas AG, Deutsche Bank Trust Company Americas, as depositary, and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F‑6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on March 29, 2019.

Legal entity created by the Second Amended and Restated Deposit Agreement, as amended, for the issuance of American Depositary Receipts evidencing American Depositary Shares, each representing a specified number of ordinary shares of adidas AG

Deutsche Bank Trust Company Americas, solely in its capacity as Depositary

By:	/s/ Michael Fitzpatrick
Name:	Michael Fitzpatrick
Title:	Vice President

By:	/s/ Rohan Bridgett
Name:	Rohan Bridgett
Title:	Vice President

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, adidas AG certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Republic of Germany on March 29, 2019.

adidas AG

By:	/s/ Kasper Rorsted
Name:	Kasper Rorsted
Title:	Chief Executive Officer

By:	/s/ Harm Ohlmeyer
Name:	Harm Ohlmeyer
Title:	Chief Financial Officer

Know all persons by these presents that each person whose signature appears below in this form constitutes and appoints Kasper Rorsted and Harm Ohlmeyer, jointly and severally, his or her true lawful attorneys-in-fact and agents with full and several power of substitution and resubstitution for and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments and supplements to this Registration Statement and any registration statements pursuant to Rule 462(b) under the Securities Act of 1933, as amended, relating thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they or he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 has been signed by the following persons in the capacities indicated on March 29, 2019.
Signatures	Capacity

/s/ Kasper Rorsted	Chief Executive Officer
Kasper Rorsted

/s/ Harm Ohlmeyer	Chief Financial Officer
Harm Ohlmeyer

/s/ Roland Auschel	Executive Board Member responsible for Global Sales
Roland Auschel

/s/ Eric Liedtke	Executive Board Member responsible for Global Brands
Eric Liedtke

/s/ Karen Parkin	Executive Board Member responsible for Global Human Resources
Karen Parkin

/s/ Martin Shankland	Executive Board Member responsible for Global Operations
Martin Shankland

/s/ Paul Ehrlich	Authorized Representative in the United States
Paul Ehrlich

INDEX TO EXHIBITS

Exhibit Number

(a)(ii)	Form of Amendment No. 1 to Deposit Agreement